UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 001-35368

MICHAEL KORS HOLDINGS LIMITED

(Translation of registrant’s name into English)

c/o Michael Kors Limited

Unit 1902, 19/F, Tower 6

The Gateway, Harbour City

Tsim Sha Tsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 26, 2013, certain selling shareholders of Michael Kors Holdings Limited (the “Company”) completed a secondary offering of 25,000,000 of the Company’s ordinary shares at a public offering price of $61.50 per ordinary share. The Company did not sell any ordinary shares in, and did not receive any proceeds from, the offering.

The ordinary shares have been offered and sold pursuant to a shelf registration statement that the Company filed with the Securities and Exchange Commission, which automatically became effective upon filing on February 19, 2013 (File No. 333-186745). A prospectus supplement relating to the offering was filed with the Securities and Exchange Commission.

In connection with the offering, on February 20, 2013, the Company and the selling shareholders entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co., as representatives of the several underwriters listed in Schedule II thereto. The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached to this current report on Form 6-K as Exhibit 1.1 hereto and is incorporated herein by reference.

A copy of the legal opinion and consent of Harney Westwood & Riegels, British Virgin Islands counsel to the Company, is attached to this Current Report on Form 6-K as Exhibit 5.1 hereto and is incorporated herein by reference.

The information contained in this current report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F–3 (File No. 333–186745).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICHAEL KORS HOLDINGS LIMITED

Date: February 26, 2013	By:	/s/ John Idol
	Name:	John Idol
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement, dated February 20, 2013, among the Company, the selling shareholders named in Schedule I and IV thereto, and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co., as representatives of the several underwriters listed in Schedule II thereto

5.1	Opinion of Harney Westwood & Riegels, dated February 26, 2013

23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1 hereto)